October 16, 2017

BY EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nexa Resources S.A.

Amendment No. 1 to Registration Statement on Form F-1

Filed on October 10, 2017

File No. 333-220552

Dear Mr. Reynolds:

We set forth below the responses of Nexa Resources S.A. (formerly VM Holding S.A.) (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 13, 2017 with respect to amendment no. 1 to registration statement on Form F-1 (File No. 333-220552) (“Amendment No. 1”) publicly filed with the Commission on October 10, 2017.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response below each comment.  We have also attached hereto as Annex A for the Staff’s review certain marked pages reflecting proposed revisions to Amendment No. 1 to address the comments raised by the Staff in its letter.  The Company expects to include these revisions in a further amendment to the above-captioned registration statement on Form F-1, which it would file once the Staff has had an opportunity to consider the Company’s proposed revisions.

Notes to the combined consolidated financial statements

2 Summary of significant accounting policies

2.12 Intangible assets

(b) Rights over natural resources, page F-67

1.                                      We acknowledge your response to comment 4. Please tell us the following:

•                  How your conversion rates were determined and the conversion rates for each individual year from 2013 to 2016.

The Company calculated its conversion rates from inferred mineral resources into measured and indicated resources for each year by identifying the percentage of inferred mineral resources in a given block model at the beginning of the year that were converted into measured and indicated resources in such block model by the end of the year.  The annual conversion rate for the Company’s mining operations in Peru (i.e., Cerro Lindo, El Porvenir and Atacocha) was approximately 86% in 2013, 97% in 2014, 97% in 2015 and 100% in 2016.  This represented an aggregate conversion rate of approximately 95% for the Company’s mining operations in Peru during the period.  The conversion rate that the

Company previously provided in its letter to the Staff dated October 12, 2017 was incorrect, due to an error in the underlying calculation.

•                  The accuracy and confidence level associated with your inferred resources.

The Company classifies its mineral resources, including those in its mining operations in Peru, as “inferred” based on the 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves.  The Company’s inferred mineral resources in its mining operations in Peru are located near existing mineral reserves with continuity of mineralization and similar features to existing mineral reserves, but with lower density of drilling.  It is generally this lower density of drilling that precludes the Company from classifying these inferred mineral resources as mineral resources of a higher category of confidence (i.e., measured or indicated mineral resources).

Notwithstanding the inability to classify these inferred mineral resources as measured or indicated mineral resources due to the technical drill density requirements, the Company’s management has a high degree of confidence regarding its ability to convert inferred mineral resources into measured and indicated resources.  This is due to the Company’s experience and historical results in converting inferred mineral resources into measured and indicated mineral resources, as reflected by the high conversion rate for the Company’s mining operations in Peru.  It is also the result of the geological evidence supporting the high continuity of mineralization of the ore bodies of each mine in Peru, as described in the response to the comment below.  Although this information alone is not sufficient for such inferred mineral resources to be classified as measured or indicated mineral resources, it provides management with accurate information at a high level of confidence.

•                  How you determined the certain inferred resources that you include in your amortization calculation.

The Company’s management determines the portion of inferred mineral resources to include in its amortization calculation based on its level of confidence that such resources can be economically mined.  Management’s level of confidence is based on the available geological information (e.g., continuity of mineralization, composition of deposit) and the Company’s historical experience (e.g., conversion rates).  The approximately 72% of total inferred mineral resources in Peru that the Company included in its amortization calculation for the year ended December 31, 2016 represent management’s best estimate of the portion of inferred resources in the Company’s mining operations in Peru that can be economically mined and are therefore commercially viable.  In management’s opinion, excluding the identified portion of inferred mineral resources would result in an inappropriately short estimated useful life of the Company’s mining operations in Peru.  Excluding such identified portion of inferred mineral resources from useful life in the amortization calculation would not constitute management’s best estimate of the useful life of these assets.

•                  The continuity of mineralization of the ore body related to the included inferred resources.

The Company believes that the ore bodies related to its inferred mineral resources in Peru (in El Porvenir, Cerro Lindo and Atacocha) included in the amortization calculation each demonstrate good continuity in mineralization.  Management’s confidence in the continuity of mineralization is supported by the drill hole spacing described in the response to the comment below.

•                  If the included inferred resources are interpolated between drill holes or extrapolated from a single sample point. Please also state your average drill hole spacing.

All of the Company’s inferred mineral resources in Peru included in the amortization calculation are interpolated between drill holes in each respective mine, based on a geostatistical analysis of the drilling data at each mine.  The average drill hole spacing for the Company’s inferred mineral resources in its mining operations in Peru is as follows: in Cerro Lindo, a minimum of two drill holes per block of 150 meters by 150 meters by 75 meters; in El Porvenir, a minimum of two drill holes per block of 100 meters by 100 meters by 60 meters; and in Atacocha, a minimum of two drill holes per block of 120 meters by 120 meters by 60 meters.

•                  Why your revised disclosure states that 70% of the Company’s inferred resources are included in your useful life calculation, when your response refers to only inferred resources in Peru.

The useful life calculations for the amortization of the Company’s rights to use natural resources relate almost exclusively to the Company’s mining operations in Peru, with the Company's mining operations in Peru representing over 98% of the Company’s total rights to use natural resources.  The Company proposes to revise Notes 2.12(b) and 4(f) to the audited combined consolidated financial statements to clarify this, as shown in Annex A.  In the revised disclosure in its financial statements, the Company rounds the percentage of inferred mineral resources included in its amortization calculation to the nearest ten.

2.                                      Please expand your disclosure in Note 4 to explain the nature of the judgements and estimates made by management in determining the life of mine and amortization of the rights to use natural resources providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please refer to paragraphs 122 through 133 of IAS 1.

The Company proposes to revise Notes 2.12(b) and 4(f) to the audited combined consolidated financial statements to provide additional disclosure, as shown in Annex A.

****************************

We hope that the Company’s responses above adequately address the Staff’s comments.  If the Staff has any questions or requires any additional information, please do not hesitate to contact Nicolas Grabar or Francesca L. Odell at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Mario Bertoncini
Mario Bertoncini
Senior Vice President Finance and Chief Financial Officer
cc:	Joanna Lam
Joel Parker
George Schuler
Michael Killoy
Brigitte Lippmann
U.S. Securities and Exchange Commission

Tito Botelho Martins Junior
Renata Penna Moreira Gunzburger
Nexa Resources S.A.

Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP

Ivan T. Grbešić
Stikeman Elliott LLP

ANNEX A

2.12                        Intangible assets

(b)                                 Rights over natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources~~. Although~~, which includes a portion of the Company’s inferred resources in the Company’s mining operations in Peru. These mining operations represent over 98% of the Company’s total right to use natural resources.

Management considers that in the case of the rights to use natural resources, which relate almost exclusively to the Peruvian acquired assets, the use of only proven and probable reserves does not provide a realistic indication of the useful life of the mine. In this case management is confident based on testing, continuity of the ore bodies and conversion experience that further inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, that such inferred resources can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves in accordance with its annual testing plans. In assessing which inferred resources to include so as to best reflect the useful life of the mine, management considers inferred resources that have been included in the strategic mine plan. To be included in strategic mine plan, inferred resources need to be above the cut-off grade set by management, which means that such resource expect to be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the strategic mine plan takes management’s view of the mineral price, extraction costs as well as cost inflation into account. In order to convert these inferred resources into measured and indicated resources, the Company would have to conduct additional drilling.

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are adjoining the Company’s as well as where the Company mines continuations of these other operations’ orebodies. This is in addition to the drilling results obtained by the Company and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and interpolations to be done with a reasonable degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence based on the specific circumstances, such additional resources, which may also include certain, but not all, of the inferred resources, are included in the calculation of amortization.

Thus, although there is less assurance that mineral resources will eventually be realized as compared to proven and probable reserves, ~~they~~a portion of inferred resources are considered to be economically valuable based on our historical experience and are considered in the useful life of the mine for accounting purposes~~.~~, as there has been a continuous conversion of the inferred resources into measured and indicated, and then to mineral reserves. The Company included approximately 70% of the Company’s inferred resources in Peru when calculating the expected life of mine for purposes of the period of amortization.

Considering the nature of the Company’s production year on year, the expense calculated under the straight line method is not considered to be materially different to what it would be calculated under the unit of production method.  Once the mine is operational, these costs are amortized and considered as a cost of production.

4 Critical accounting estimates and judgments

(f)                                   Determination of mineral reserves as basis to determine Life of Mine

Mineral reserves are resources known to be economically feasible for extraction under conditions at the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by the Company and based on the estimated life of mine.

Any changes to life of mine, based on mineral reserves, mineral resources estimates ~~or~~and mining plan, may affect prospective amortization rates and assets carrying values.

The process of estimation of mineral reserves ~~is~~and mineral resources are based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among other. Reserve estimates are reviewed periodically and any changes are adjusted to reflect life of mine and consequently adjustments to amortization periods.

As presented in Note 17, the Company recorded in the year 31 December 2016 amortization of rights to use natural resources in the amount of US$ 74,014 (2015—US$ 73,353 and 2014 US$—73,683), with an average rate of 5.0% per year, based on the criterion described in Note 2.12 (b).

As mentioned in Note 2.12 (b), the Company included in the useful life for amortization of rights to use natural resources certain inferred resources when performing the amortization calculation for its Peruvian operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

Had the Company performed the calculation of amortization using only proved and probable reserves and measured and indicated resources (and excluding inferred resources), amortization for 2016 would have amounted to US$82,594 thousand (2015 - US$89,776 thousand) (2014 - US$89,290 thousand), compared with the reported totals of US$72,878 thousand (2015 - US$72,878 thousand) (2014 - US$72,878 thousand) related to Peruvian operations. This would have resulted in additional amortization of US$ 9,716 thousand in 2016 (US$16,898 thousand in 2015) (US$ 16,412 thousand in 2014).

The future conversion of inferred resources is inherently uncertain and involves judgement. Actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the Company’s results.

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